                                                                       EXHIBIT 6

                            United Inns, Inc.
                         c/o Smith Barney, Inc.
                       1343 Avenue of The Americas
                        New York, New York 10007

                            November 4, 1994

United/Harvey Holdings, L.D.
c/o The Hampstead Group, Inc.
4200 Texas Commerce Tower West
2200 Ross Avenue
Dallas, TX  75201

Attention:  Robert Whitman

Harvey Hotel Company, Ltd.
14400 Dallas Parkway
Suite 400
Dallas, TX  75240

Attention:  J. Peter Kline

Ladies and Gentlemen:

      In connection with your proposal to us dated October 31, 1994, as amended on the date hereof ("Your Proposal"), we are pleased to advise you that we will enter into exclusive negotiations with you regarding the definitive terms of a business combination between the two parties based upon Your Proposal. This will confirm that we expect to proceed immediately to negotiate the definitive documentation in order to arrive at definitive documentation acceptable to each of us.

      In order to induce you to commence negotiations to arrive at the definitive documentation, United agrees to the following:

      1.    NO SHOP, ETC.

                  From and after the execution of this letter United shall
            immediately cease and cause to be
            terminated any existing negotiations, or prior negotiations with any party previously conducted, with respect to a business combination or a change in control (a "Change in Control Transaction").

                  Further, from and after the execution of this letter, United shall not, and will cause it respective representatives not to, solicit any offers from any other party relating to a Change of Control Transaction during the period preceding the signing of a definitive agreement, but not later than January 31, 1995 (the "Exclusivity Period").

                  In addition, except as may otherwise be required by fiduciary obligations under applicable law, as advised by counsel, in respect of an Unsolicited Proposal (as defined below), United shall, during the Exclusivity Period, exclusively negotiate with you in good faith to reach a definitive agreement and to enter into definitive documentation relating to a business combination.

                  Subject to applicable legal requirements including our
            obligations under the various State and Federal securities acts and the Rules of the New York Stock Exchange, the contents of this letter and the transactions contemplated hereby and all negotiations related hereto and thereto will be held confidential and not disclosed by

            United without your prior approval (which approval will not be unreasonably withheld). We call to your attention that, because United has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission covering the sale of 60,000 shares of stock, we believe that additional disclosure regarding a business combination, which may include disclosure of the existence of, and some terms of, this letter, may be required.

      2.    UNSOLICITED PROPOSALS.

                  In the event that, after execution of this agreement and
            during the Exclusivity Period, United receives an unsolicited proposal providing for a Change in Control Transaction from any person or entity who or which was not given an opportunity prior to the date hereof to propose a Change in Control Transaction, which unsolicited proposal is on financial and legal terms more favorable to United than those in Your Proposal (an "Unsolicited Proposal"), United will notify you in writing of each such Unsolicited Proposal. Such notice ("Proposal Notice") will state the terms and conditions of such Unsolicited Proposal and the identity of the person or entity making it (together with a copy of such Unsolicited Proposal), by 5:00 p.m. Eastern Time on the business day next following the business day on which it receives the Unsolicited Proposal.

                  If United, in the exercise of its fiduciary duties under
            applicable law, elects to commence negotiations with respect to such Unsolicited Proposal (which election shall be made promptly after receipt of the Unsolicited Proposal, and which election shall be communicated to you by facsimile transmission prior to commencement of such negotiations), you shall have the option to terminate your negotiations with United, whereupon you shall be entitled to your expenses as provided in Section 3 hereof and your applicable termination fee as provided in Section 4 hereof.

                  If you elect to terminate negotiations with us, you shall, as soon as practicable, advise us of such decision by delivery of a facsimile transmission.

      3.    REIMBURSEMENT OF EXPENSES IN CERTAIN CIRCUMSTANCES.

                  If (i) you elect to terminate our negotiations as set forth in
            Section 2 or (ii) United enters into an agreement providing for a Change in Control Transaction with any person other than you (or your affiliates) prior to January 31, 1995, United agrees to reimburse you for all your reasonable, out-of-pocket expenses incurred, from and after October 26, 1994, relating to the matters contemplated in Your Proposal, but only as they relate to United's assets and the documentation with United, in an amount not to exceed $500,000. We contemplate that such expenses will include Phase I and Phase II Environmental audits and structural engineering audits of United's assets, accounting and legal fees relating to an analysis of the Tennessee franchise and excise tax situation and attorneys' fees arising from the documentation of, and other reasonable out-of-pocket expenses relating to, any business combination relating to United only.

4.    TERMINATION FEE.

                  If (i) you elect to terminate our negotiations as set forth in
            Section 2 or (ii) United enters into an agreement providing for a Change in Control Transaction with any person other than you (or your affiliates) prior to January 31, 1995. United agrees to pay you a fee, which is in addition to reimbursing you for expenses under Section 3 above, in the amount of $500,000 if the Proposal Notice is delivered to you, or such agreement is entered into, on or before November 10, 1994; in the amount of $1,000,000 if the Proposal Notice is delivered to you, or such agreement is entered into, after November 10 and on or before November 20, 1994;

            and in the amount of $1,500,000 if the Proposal Notice is delivered to you, or such agreement is entered into, after November 20, 1994 and during the balance of the Exclusivity Period.

5.    INDEMNITY.

                  United will, upon your request, indemnify and hold you and your respective affiliates and representatives, harmless for any loss, cost, damage, expense (including reasonable attorneys' fees and charges) or liability relating to, resulting from or arising out of any action, suit or proceeding initiated by any shareholder, other security holder or lender of United, any employee or former employee of United or by any other person or entity (including any other potential bidder and any governmental authority) based upon or relating to, in whole or in part, facts arising out of our negotiations during the Exclusivity Period or relating to this letter agreement.

                                    Sincerely,


                                    UNITED INNS, INC.


                                    By:   /s/ Don Wm. Cockroft
                                          --------------------
                                              Don Wm. Cockroft
                                              President

Accepted and agreed to
as of the date first
above written:

UNITED/HARVEY HOLDINGS, L.P.


By: /s/ Donald J. McNamara
   -------------------------
        Donald J. McNamara
        Duly Authorized


HARVEY HOTEL CO., LTD.


By: /s/ J. Peter Kline
   --------------------------
        J. Peter Kline
        Duly Authorized